

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423
Naples, Florida 34109

> **Re:** **FTE Networks, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 3, 2015**
> **Response Letter dated May 20, 2015**
> **File No. 000-31355**

Dear Mr. Palleschi:

We have reviewed your June 3, 2015 amendment and May 20, 2015 supplemental response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. We issued an oral comment to your counsel on May 29, 2015 and are waiting on a response. We have included this oral comment addressing Item 10 below for your convenience.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 10. Recent Sales of Unregistered Securities, page 45

1.   We note your response to comment 2 of our letter dated May 13, 2015. Please expand your response to avoid conclusory statements and provide analysis of the specific facts the company has relied upon for an exemption from registration.

Age of Financial Statements

2.   We note that the registration statement includes interim financial statements as of a date 135 days or more before the date the registration statement became effective. Please amend your registration statement and update your financial statements as required by Rule 8-08 of Regulation S-X.

Michael Palleschi
FTE Networks, Inc.
June 4, 2015
Page 2

        You may contact Joseph M. Kempf, Senior Staff Accountant at 202-551-3352 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director

cc: Clayton Parker, Esq.
       K&L Gates LLP